                             UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                          SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (Amendment No.  )*

                      The L.S.Starrett Company

                         (Name of Issuer)

                       Common Stock – Class B

                   (Title of Class of Securities)

                            855668208

                          (CUSIP Number)

                       December 31, 2005

       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[ X ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13G

 CUSIP No. 855668208                         Page 2 of 5 Pages

1.      NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Douglas A. Starrett; 011 38 7868

2.

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (  )a   (  )b

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

              5. SOLE VOTING POWER

NUMBER              42,799

OF

SHARES        6. SHARED VOTING POWER

BENEFICIALLY        21,466

OWNED

BY            7. SOLE DISPOSITIVE POWER

EACH                42,799

REPORTING

PERSON        8. SHARED DISPOSITIVE POWER

WITH                21,466

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     64,265

10. CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.0%

12. TYPE OF REPORTING PERSON

      IN

                        Schedule 13G

 CUSIP No. 855668208                         Page 3 of 5 Pages

Item 1(a)

Name of Issuer:

          The L.S.Starrett Company

     1(b)

Address of Issuer's Principal Executive Offices:

                121 Crescent Street

          Athol, Massachusetts 01331

Item 2(a)

Name of Person Filing:

          Douglas A. Starrett

     2(b)

Address of Principal Business Office or, if none,

          Residence:

          C/O The L.S.Starrett Company

          121 Crescent Street

          Athol, Massachusetts 01331

     2(c)

Citizenship:

          U.S.

     2(d)

Title of Class of Securities:

          COMMON STOCK – Class B

     2(e)

CUSIP Number:

          855668208

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)

[   ]Broker or dealer registered under section 15 of

          the Act (15 U.S.C. 78o);

(b)

[   ]Bank as defined in section 3(a)(6) of the Act (15

          U.S.C. 78c);

(c)

[   ]Insurance company as defined in section 3(a)(19) of the

          Act (15 U.S.C. 78c);

(d)

[   ]Investment company registered under section 8 of the

          Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

[   ]An investment adviser in accordance with §240.13d-

          1(b)(1)(ii)(E);

(f)

[   ]An employee benefit plan or endowment fund in

          accordance with §240.13d-1(b)(1)(ii)(F);

(g)

[   ]A parent holding company or control person in

          accordance with §240.13d-1(b)(1)(ii)(G);

(h)

[   ]A savings associations as defined in Section 3(b) of

          the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[   ]A church plan that is excluded from the definition of

          an investment company under section 3(c)(14) of the

          Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[   ]Group, in accordance with §240.13d-1(b)(1)(ii)(J).

                         Schedule 13G

 CUSIP No. 855668208                         Page 4 of 5 Pages

If this statement is filed pursuant to §240.13d-1(c), check this

box [   ].

Item 4(a)

Amount beneficially owned:  64,265

     4(b)

Percent of Class:  6.0%

     4(c)

Number of shares as to which such person has:

      (i)sole power to vote or to direct the vote:  42,799

      (ii)shared power to vote or to direct the vote: 21,466

      (iii)sole power to dispose or to direct the disposition of:                42,799

      (iv)shared power to dispose or to direct the disposition of:

          21,466

Item 5

Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6

Ownership of more than Five Percent on behalf of another person:  NA

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:          NA

Item 8

Identification and Classification of Members of the Group:            NA

Item 9

Notice of Dissolution of Group:  NA

Item 10

Certifications: NA

                            Schedule 13G

 CUSIP No. 855668208                         Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:  S/DOUGLAS A. STARRETT

Name: Douglas A. Starrett

Dated: January 31, 2006